SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT


Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1993


A.  Full title of the Plan:

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


The address of the Plan is the
same as the address of the issuer.


B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               WESTAMERICA BANCORPORATION
               1108 Fifth Avenue
               San Rafael, California 94901

This Plan is subject to Employee Retirement Income Security Act of 1974.


INDEX TO THE FINANCIAL STATEMENTS


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits
December 31, 1993 and 1992

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1993 and 1992

Notes to Financial Statements

Schedule I - Schedule of Assets Held for Investment Purposes
December 31, 1993 and 1992

Schedule II - Statement of Transactions Involving More Than
Five Percent of Plan Assets for the Years Ended
December 31, 1993 and 1992

Schedule III - Allocation of Net Assets Available for Plan
Benefits to Investment Programs - December 31, 1993 and 1992

Schedule IV - Allocation of Changes in Net Assets Available for
Plan Benefits to Investment Programs for the Years Ended
December 31, 1993 and 1992

Independent Auditors' Consent

Duly Authorized Signature

INDEPENDENT AUDITORS' REPORT



To the Administrators of
Westamerica Bancorporation Tax Deferred
Savings/Retirement Plan (ESOP)
San Rafael, California


We have audited the accompanying statement of net assets available for plan benefits, of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1992, were audited by other auditors whose report dated June 28, 1993, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 7 through 16 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Pisenti & Brinker
Santa Rosa, California
June 15, 1994

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Statements of Net Assets Available for Plan Benefits

December 31, 1993 and 1992

                                              1993        1992
ASSETS

  Investments, at fair value:
    Westamerica Bancorporation Common
      Stock (324,899 shares in 1993
      and 297,727 shares in 1992)          $8,853,498  $7,033,800
    Bank of America CIT Short-Term
      Investment Fund                         902,938     247,195
    Westamerica Bank Certificates
      of Deposit                              622,858     535,890
    Bank of America CIT Index Fund
      (Equity)                                882,244     569,049
    Bank of America International Equity
     Fund                                     275,148     103,088
    Loans to participants                     280,468     152,075
                                          -----------  ----------
                        Total investments  11,817,154   8,641,097

  Cash                                          4,295      47,741
  Accrued interest receivable                   8,261       8,779
                                          -----------  ----------
                             Total assets  11,829,710   8,697,617

LIABILITIES

  Contributions payable                           859       1,082
  Payable to broker                            11,104         ---
  Refunds of excess contributions              65,949      32,538
                                          -----------  ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                             $11,751,798  $8,663,997
                                          ===========  ==========

See accompanying Notes to Financial Statements.

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 1993 and 1992

                                            1993        1992

INCREASES (DECREASES) IN NET ASSETS ATTRIBUTED TO:

Contributions by participants            $1,047,594    $864,903
Contributions by Westamerica
  Bancorporation                            406,724     341,309
Participant rollovers                         6,334      71,436
Investment Income:
  Dividends                                     717       1,015
  Interest                                   28,619      36,988
  Interest on participant loans              15,516      10,410
                                        -----------------------
                Total investment income      44,852      48,413
                                        -----------  ----------

Appreciation of investments               1,234,427   1,194,397
Distributions paid                         (828,936) (1,336,487)
Refunds of excess contributions             (65,949)        ---
Administrative expenses                         ---        (630)
                                        -----------  ----------
            Total increases               1,845,046   1,183,341

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year               8,663,997   7,480,656

Merger of Assets from
Napa Valley Bancorp 401(k)
Employee Savings Plan                     1,242,755         ---
                                        -----------  ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year                   $11,751,798  $8,663,997
                                        ===========  ==========

See accompanying Notes to Financial Statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS


NOTE 1:  The Plan

The Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the Plan), formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by Westamerica Bancorporation (the Company) as a non-contributory profit sharing plan. The Plan was amended to include a salary deferral feature pursuant to Section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The plan was also amended and restated as an Employee Stock Ownership Plan (ESOP).

The Internal Revenue Service issued a favorable determination letter on November 23, 1993, stating that the Plan qualifies under Internal Revenue Code Section 401(a) and that the underlying trust is exempt from income tax under Section 501(a). Continued qualification is dependent on the Plan's future operation.

The Plan's eligibility provisions were amended effective April 1, 1991. Prior to that time, a salaried employee hired to work 30 hours or more per week became eligible to participate in the Plan on the date that such employee first performed an hour of service for which he or she was compensated by the Company and a salaried employee hired to work fewer than 30 hours per week became eligible to participate in the Plan only after completing six months of service. After the amendment, a salaried employee becomes eligible to participate in the Plan as of the first day of the Plan quarter following his or her completion of a ninety day introductory period. In addition to the amendment regarding eligibility requirements, the Plan was also amended in three other respects, as follows:

First, effective January 1, 1991, the Company's matching contribution was increased from 35 percent to 50 percent of the participant's elective contribution, up to a maximum of 6 percent of the participants salary.

Second, effective April 1, 1991, any participant may elect, at the beginning of any Plan quarter, to transfer up to 50 percent of his or her Common Stock Fund into other investment funds provided under the Plan.

Third, effective April 1, 1991, a participant is allowed to borrow against his or her Rollover Account. A Rollover Account consists of participant contributions disbursed from other plans qualified under the Internal Revenue Code and deposited in the Plan with in 60 days of receipt by the participant.

Participants may elect to defer compensation, through payroll deductions, by any whole percentage up to 15 percent of compensation (not to exceed $8,994 in 1993 and $8,728 in 1992) in any plan year. Participants may direct that funds be invested in whole or in part in any of the five investment funds as follows:


The Company Common Stock Fund, which is invested in Company Common
Stock;

The Money Market Savings Fund, which is invested in high-grade, short-term money market instruments;

The CD Fund, which consists of certificates of deposit placed with Westamerica Bank, a wholly owned subsidiary of the Company;

The Equity Index Fund, which is invested in common stock of 499 of the 500 common stock issues comprising the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The exception is BankAmerica Corporation stock. Westamerica Bancorporation stock is not included in the Index.

The International Equity Fund, which is invested primarily in common stock and equity related securities traded on major international markets outside the U.S.

The Plan permits participants to borrow from their account and allows for early hardship withdrawals. A participant may borrow the lesser of 50 percent of their total account balance, 100 percent of participant contributions, or $50,000. In 1993 and 1992, total participant loans funded were $219,052 and $133,053, respectively.

The Company makes a matching contribution to the Plan on the participant's behalf equal to 50 percent of the participant's elective contribution up to
a maximum of 6 percent of the participant's compensation.   These "matching
contributions" are invested in the Company Common Stock Fund. The Company may, but is not obligated to, contribute additional amounts to the Company Common Stock Fund. All contributions are 100 percent vested and non-forfeitable with the exception that participants terminating employment with the Company forfeit Company matching contributions in the plan quarter of termination.

As of December 31, 1993, the Plan had 784 active participants of a total of 1,135 eligible participants. As of December 31, 1992, the Plan had 440 active participants.

The Plan is administered by the Board of Directors of the Company, which has delegated this authority to the Company's Pension Management Committee. This Committee has the responsibility for the general operation of the Plan. All expenses of administration may be paid out of the Plan unless paid by the Company. Bank of America NT & SA ("Trustee") is the trustee for the Plan.

NOTE 2:  Significant Accounting Policies

    a) Investments are stated at quoted market values as determined by the Trustee by reference to published market data. Purchases and sales of investments are recorded on a trade-date basis.

    b) The Plan uses the accrual method of accounting in accordance with generally accepted accounting principles.

    c) The amount of investment gains and losses are determined based on revalued cost. Revalued cost represents the market value of the assets at the beginning of the plan year or historical cost if an investment was acquired during the plan year.

    d) Certain amounts in the prior year's financial statements have been reclassified to conform with the current year's presentation. These reclassifications have no effect on previously reported net assets available for plan benefits.


NOTE 3:  Transactions with Westamerica Bancorporation and Subsidiaries

At December 31, 1993 and 1992, time certificates of deposit were invested in the Company's wholly owned subsidiary bank, Westamerica Bank, in the amounts of $622,858 and $535,890, respectively. All such time certificates of deposit were at market rates of interest. Total interest earned by the Plan on these accounts was $20,504 in 1993 and $25,781 in 1992.

At December 31, 1993 and 1992, the Plan held 324,899 and 297,727 shares, respectively, of common stock of the Company. Dividends earned on the Company's common stock are paid directly to participants, based on shares allocated to each participant account. Dividends earned on shares not allocated to participant accounts are paid to the Plan and allocated to participants based on their relative holdings of the Company's common stock within the Plan. Total dividends earned by the Plan on these unallocated shares were $717 in 1993 and $1,015 in 1992.


NOTE 4:  Refunds of Excess Contributions

During 1993 and 1992 certain participants contributed more than the maximum amount allowable under the Internal Revenue Code. The aggregate amounts of contributions and earnings thereon to be returned to certain participants as of December 31, 1993 and 1992 were $66,255 and $32,538, respectively. The refunds were made subsequent to the Plan year end.


NOTE 5:  Plan Termination

The Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan. In the event of Plan termination, the participant's accounts are 100 percent vested and non-forfeitable.

NOTE 6:  Plan Merger

Due to the merger of Napa Valley Bancorp with and into Westamerica Bancorporation, the Napa Valley Bancorp 401(k) Employee Savings Plan ("NVBC Plan") was merged with and into the Plan on April 15, 1993. The Napa Valley Bancorp Plan assets were transferred to the Trustee in December 1993.

Westamerica Bancorporation
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1993
                                                                   Market
                             Issuer                     Cost       Value

COMPANY COMMON STOCK FUND

 Number of
   Shares
    324,899 Westamerica Bancorporation             $5,166,826    $8,853,498*

 Principal
   Amount
            Bank of America CIT Short-Term
     41,078 Investment Fund, 3.30%                     41,078        41,078*
                                                  -----------    ----------
                          Total Common Stock Fund  $5,207,904    $8,894,576
                                                  -----------    ----------
MONEY MARKET SAVINGS FUND

            Bank of America CIT Short-Term
    839,386 Investment Fund, 3.30%                   $839,386      $839,386*
                                                  -----------    ----------
                  Total Money Market Savings Fund    $839,386      $839,386
                                                  -----------    ----------
CERTIFICATE OF DEPOSIT FUND

            Westamerica Bank Certificate
     31,207 of Deposit, 3.55% due February 17, 1994   $31,207       $31,207

            Westamerica Bank Certificate
    213,737 of Deposit, 3.05% due October 5, 1994     213,737       213,737

            Westamerica Bank Certificate
     19,411 of Deposit, 3.05% due October 5, 1994      19,411        19,411

            Westamerica Bank Certificate
     34,590 of Deposit, 3.05% due October 12, 1994     34,590        34,590

            Westamerica Bank Certificate
     17,242 of Deposit, 3.05% due November 19, 1994    17,242        17,242

            Westamerica Bank Certificate
     14,863 of Deposit, 3.10% due August 31, 1994      14,863        14,863

            Westamerica Bank Certificate
     28,617 of Deposit, 3.15% due June 24, 1994        28,617        28,617

            Westamerica Bank Certificate
    132,000 of Deposit, 3.15% due June 24, 1994       132,000       132,000

            Westamerica Bank Certificate
    131,191 of Deposit, 3.35% due July 23, 1994       131,191       131,191

            Bank of America CIT Short-Term
      6,288 Investment Fund, 3.30%                      6,288         6,288*
                                                  -----------    ----------
          Total Certificate of Deposit Fund          $629,146      $629,146
                                                  -----------    ----------
EQUITY INDEX FUND

 Number of
   Shares
            Bank of America CIT Index Fund
     52,834 (Equity)                                 $741,906      $882,244*

 Principal
   Amount
            Bank of America CIT Short-Term
     16,187 Investment Fund, 3.30%                     16,187        16,187*
                                                  -----------    ----------
            Total Equity Index Fund                  $758,093      $898,431
                                                  -----------    ----------
INTERNATIONAL EQUITY FUND

 Number of
   Shares
            Bank of America International
      9,929 Equity Fund                              $217,013      $275,148
                                                  -----------    ----------
            Total Equity Index Fund                  $217,013      $275,148
                                                  -----------    ----------
LOANS TO PARTICIPANTS

 Principal
   Amount
            Loans to Participants
    280,468    7.00% to 16.00%                       $280,468      $280,468
                                                  -----------   -----------
            Total Participant Loans                  $280,468      $280,468
                                                  -----------   -----------
            TOTAL INVESTMENTS                      $7,932,010   $11,817,154
                                                  ===========   ===========

 (*) Investments representing greater than 5% of plan assets.

Westamerica Bancorporation
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1992
                                                                   Market
                             Issuer                     Cost       Value

COMPANY COMMON STOCK FUND

 Number of
   Shares
    297,727 Westamerica Bancorporation               $4,482,792  $7,033,800*

 Principal
   Amount
            Bank of America CIT Short-Term
     48,885 Investment Fund, 3.49%                       48,885      48,885
                                                     ----------  ----------
                            Total Common Stock Fund  $4,531,677  $7,082,685
                                                     ----------  ----------
MONEY MARKET SAVINGS FUND

            Bank of America CIT Short-Term
    177,468 Investment Fund, 3.49%                     $177,468    $177,468
                                                     ----------  ----------
                    Total Money Market Savings Fund    $177,468    $177,468
                                                     ----------  ----------
CERTIFICATE OF DEPOSIT FUND

            Westamerica Bank Certificate
     28,616 of Deposit, 3.95% due June 24, 1993         $28,616     $28,616

            Westamerica Bank Certificate
    123,000 of Deposit, 3.95% due June 24, 1993         123,000     123,000

            Westamerica Bank Certificate
     43,981 of Deposit, 3.65% due July 23, 1993          43,981      43,981

            Westamerica Bank Certificate
     47,560 of Deposit, 3.08% due July 23, 1993          47,560      47,560

            Westamerica Bank Certificate
     51,000 of Deposit, 3.08% due July 23, 1993          51,000      51,000

            Westamerica Bank Certificate
    118,733 of Deposit, 3.30% due October 5, 1993       118,733     118,733

            Westamerica Bank Certificate
    123,000 of Deposit, 3.30% due October 5, 1993       123,000     123,000

            Bank of America CIT Short-Term
     13,244 Investment Fund, 3.49%                       13,244      13,244

                                                     ----------  ----------
            Total Certificate of Deposit Fund          $549,134    $549,134
                                                     ----------  ----------
EQUITY INDEX FUND

 Number of
   Shares
            Bank of America CIT Index Fund
     37,462 (Equity)                                   $478,147    $569,049*

 Principal
   Amount
            Bank of America CIT Short-Term
        571 Investment Fund, 3.49%                          571         571
                                                     ----------  ----------
            Total Equity Index Fund                    $478,718    $569,620
                                                     ----------  ----------
INTERNATIONAL EQUITY FUND

 Number of
   Shares
            Bank of America International
        616 Equity Fund                                $101,732    $103,088

 Principal
   Amount
            Bank of America CIT Short-Term
      7,027 Investment Fund, 3.49%                        7,027       7,027
                                                     ----------  ----------
            Total Equity Index Fund                    $108,759    $110,115
                                                     ----------  ----------
LOANS TO PARTICIPANTS

 Principal
   Amount
            Loans to Participants
    152,075    7.00% to 16.00%                         $152,075    $152,075
                                                     ----------  ----------
            Total Participant Loans                    $152,075    $152,075
                                                     ----------  ----------
            TOTAL INVESTMENTS                        $5,997,831  $8,641,097
                                                     ==========  ==========

  (*) Investments representing greater than 5% of plan assets.

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan
Schedule II
Statement of Transactions Involving More
Than Five Percent (5%) of Plan Assets
For the Year Ended December 31, 1993


 Principal
  Amount/
 Number of
   Shares               Issuer                Cost         Proceeds

            PURCHASES

  1,777,897 Bank of America CIT Short-Term     $1,777,897         ---
            Investment Fund

    661,031 Westamerica Bank Certificates         661,031         ---
            of Deposit

     27,916 Westamerica Bancorporation            732,198         ---
            Common Stock



            MATURITIES & SALES

  1,738,620 Bank of America Short-Term         $1,738,620  $1,738,620
            Investment Fund

    669,063 Westamerica Bank Certificates         669,063     669,063
            of Deposit

     15,541 Westamerica Bancorporation            232,937     232,937
            Common Stock

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan
Schedule II
Statement of Transactions Involving More
Than Five Percent (5%) of Plan Assets

For the Year Ended December 31, 1992




 Principal
  Amount/
 Number of
   Shares            Issuer                        Cost      Proceeds

            PURCHASES

  1,764,479 Bank of America CIT Short Term     $1,764,479         ---
            Investment Fund

  1,141,623 Westamerica Bank Certificate        1,141,623         ---
            of Deposit

     29,009 Westamerica Bancorporation            592,974         ---
            Common Stock

            MATURITIES & SALES

 1,735,988 Bank of America CIT Short Term      $1,735,988  $1,735,988
            Investment Fund

 1,059,067 Westamerica Bank Certificate         1,059,067   1,059,067
            of Deposit

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1993
                                                  Money
                                     Company      Market   Certificate    Equity   International
                                   Common Stock  Savings    of Deposit    Index       Equity     Loans to
                                       Fund        Fund        Fund        Fund        Fund    Participants   Total

ASSETS
Investments, at market value (Notes 1 and 3)

 Westamerica Bancorporation
   Common Stock                     $8,853,498    $    ---    $    ---    $    ---    $    ---    $    ---   $ 8,853,498
 Bank of America CIT Short-Term
  Investment Fund                       41,078     839,386       6,288      16,187         ---         ---       902,938
 Westamerica Bank Certificates
   of Deposit                              ---         ---     622,858         ---         ---         ---       622,858
 Bank of America CIT Index
   Fund (Equity)                           ---         ---         ---     882,244         ---         ---       882,244
 Bank of America International
   Equity Fund                             ---         ---         ---         ---     275,148         ---       275,148
 Loans to Participants                     ---         ---         ---         ---         ---     280,468       280,468
                                    ----------    --------    --------    --------    --------    --------   ------------
                                     8,894,576     839,386     629,146     898,431     275,148     280,468    11,817,154

 Cash                                    2,079         147         119         915       1,034         ---         4,295
 Accrued interest receivable                96         572       7,570          21           1         ---         8,261
 Due from (to) other funds              (8,347)        295       1,894       3,945       2,213         ---           ---
                                    ----------    --------    --------    --------    --------    --------   -----------
                                     8,888,405     840,400     638,728     903,312     278,396     280,468    11,829,709

LIABILITIES
 Contributions payable                     563         (60)        (21)        338          39         ---           859
 Excess contributions
  and earnings                          38,258       3,190       6,689      10,718       7,096         ---        65,949
 Payable to broker                         ---         ---         ---      11,104         ---         ---        11,104
 Intrafund transfers                       ---         ---         ---         ---         ---         ---           ---
                                    ----------    --------    --------    --------    --------    --------   -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $8,849,584    $837,271    $632,061    $881,152    $271,262    $280,468   $11,751,798
                                    ==========    ========    ========    ========    ========    ========   ===========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1992
                                             Money
                                Company      Market   Certificate    Equity   International
                              Common Stock  Savings    of Deposit    Index       Equity     Loans to
                                  Fund        Fund        Fund        Fund        Fund    Participants   Total
ASSETS
Investments, at market value (Notes 1 and 3)

 Westamerica Bancorporation
   Common Stock                $7,033,800    $    ---    $    ---    $    ---    $    ---    $    ---  $7,033,800
 Bank of America CIT Short-Term
  Investment Fund                  48,885     177,468      13,244         571       7,027         ---     247,195
 Westamerica Bank Certificates
   of Deposit                         ---         ---     535,890         ---         ---         ---     535,890
 Bank of America CIT Index
   Fund (Equity)                      ---         ---         ---     569,049         ---         ---     569,049
 Bank of America International
   Equity Fund                        ---         ---         ---         ---     103,088         ---     103,088

 Loans to Participants                ---         ---         ---         ---         ---     152,075     152,075
                              -----------    --------    --------    --------    --------    --------  ----------
                                7,082,685     177,468     549,134     569,620     110,115     152,075   8,641,097

 Cash                              29,669       2,497       4,555       6,408       1,920       2,692      47,741
 Accrued interest receivable          224         516       8,019           5          15         ---       8,779
 Due from (to) other funds          1,822         129          79         571          91      (2,692)        ---
                               ----------    --------    --------    --------    --------    --------  ----------
                                7,114,400     180,610     561,787     576,604     112,141     152,075   8,697,617

LIABILITIES
 Contributions payable               (323)        (39)      4,183      (2,698)        (41)        ---       1,082
 Excess contributions
  and earnings                     17,016       1,430       2,164       9,670       2,258         ---      32,538
 Intrafund transfers                2,081      (1,207)     (2,363)        366       1,123         ---         ---
                               ----------    --------    --------    --------    --------    --------  ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                $7,095,626    $180,426    $557,803    $569,266    $108,801    $152,075  $8,663,997
                               ==========    ========    ========    ========    ========    ========  ==========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1993
                                                    Money
                                     Company        Market     Certificate      Equity    International
                                   Common Stock    Savings      of Deposit      Index         Equity       Loans to
                                       Fund          Fund          Fund          Fund          Fund      Participants     Total
INCREASE (DECREASES) IN NET ASSETS ATTRIBUTED TO:

 Contributions by participants       $  502,531      $ 78,828      $121,040      $262,972      $ 82,223      $    ---   $ 1,047,594
 Contributions by Westamerica
    Bancorporation                      406,724           ---           ---           ---           ---           ---       406,724
 Participant rollovers                      981           531           ---         4,556           266           ---         6,334

Investment Income:
 Dividends                                  717           ---           ---           ---           ---           ---           717
 Interest                                 1,161         6,497        20,405           163           393           ---        28,619
 Interest on participant loans            8,638           803           374         4,216         1,484           ---        15,516
                                     ----------      --------      --------      --------      --------      --------    ----------
  Total Interest Income                  10,516         7,300        20,779         4,379         1,877           ---        44,852
                                     ----------      --------      --------      --------      --------      --------    ----------

 Appreciation (depreciation)
    of investments                    1,104,538           ---           ---        69,073        60,816           ---     1,234,427
                                     ----------      --------      --------      --------      --------      --------   -----------

 Distributions paid                    (583,633)      (47,113)      (88,853)      (81,240)      (10,375)      (17,722)     (828,936)
 Inter-fund transfers                  (189,737)       25,546        45,934        86,156        32,101           ---           ---
 Excess contributions                   (38,258)       (3,190)       (6,689)      (10,717)       (7,095)          ---       (65,949)
 Participant loans funded              (122,808)      (25,820)      (19,419)      (44,019)       (6,986)      219,052           ---
 Principal payments on                                                                                                           ---
    Participant loans                    38,697         4,294         1,465        20,729         9,633       (74,818)          ---
                                    -----------      --------      --------      --------      --------      --------   -----------
Total increases (decreases)           1,129,551        40,377        74,258       311,887       162,461       126,512     1,845,046

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, December 31, 1992           7,095,626       180,426       557,803       569,266       108,801       152,075     8,663,997

Merger of Assets from Former
Napa Valley Bancorp 401(k)
Employee Savings Plan                   624,407       616,468           ---           ---           ---         1,880     1,242,755
                                     ----------      --------      --------      --------     ---------      --------   -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, December 31, 1993          $8,849,584      $837,271      $632,061      $881,152      $271,262      $280,468   $11,751,798
                                     ==========      ========      ========      ========      ========      ========   ===========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1992
                                                    Money
                                     Company        Market     Certificate      Equity    International
                                   Common Stock    Savings      of Deposit      Index         Equity       Loans to
                                       Fund          Fund          Fund          Fund          Fund      Participants     Total

INCREASE (DECREASES) IN NET ASSETS ATTRIBUTED TO:

 Contributions by participants       $  475,078      $ 57,681      $124,840      $161,264      $ 46,040     $     ---   $   864,903
 Contributions by Westamerica
    Bancorporation                      341,309           ---           ---           ---           ---           ---       341,309
 Participant rollovers                   28,262        32,057         1,871         6,288         2,958           ---        71,436

Investment Income:
 Dividends                                1,015           ---           ---           ---           ---           ---         1,015
 Interest                                 1,103         7,592        25,781            39         2,473           ---        36,988
 Interest on participant loans            7,144           675           440         1,808           343           ---        10,410
                                     ----------    ----------      --------      --------      --------      --------    ----------
  Total Interest Income                   9,262         8,267        26,221         1,847         2,816           ---        48,413
                                     ----------    ----------      --------      --------      --------      --------    ----------
 Appreciation (depreciation)
    of investments                    1,151,511           ---           ---        40,966         1,920           ---     1,194,397
                                     ----------     ---------      --------      --------      --------      --------    ----------

 Distributions paid                    (904,484)      (79,084)     (230,113)     (106,683)       (4,902)      (11,221)   (1,336,487)
 Inter-fund transfers                  (208,344)       (3,446)       60,757        17,221        45,801        88,011             0
 Administrative expenses                    (62)         (490)          (48)           (6)          (24)          ---          (630)
                                     ----------      --------      --------      --------      --------      --------    ----------
Total increases (decreases)             892,532        14,985       (16,472)      120,897        94,609        76,790     1,183,341

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, December 31, 1991           6,203,094       165,441       574,275       448,369        14,192        75,285     7,480,656
                                     ----------      --------      --------      --------      --------      --------    ----------

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, December 31, 1992          $7,095,626      $180,426      $557,803      $569,266      $108,801      $152,075    $8,663,997
                                     ==========      ========      ========      ========      ========      ========    ==========

Consent


Pension Management Committee for the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP).

We consent to incorporation by reference in the registration statements No. 2-99877, 33-23043, 33-46073 on Form S-8, of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) of our report dated June 15, 1994, relating to the statements of net assets available for plan benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1993, and the related statements of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 1993, annual report on Form 11-K of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP).

Pisenti & Brinker
Santa Rosa, California
June 15, 1994

               SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)




Date:   June 15, 1994             By:       Dennis R. Hansen
                              Member, Pension Management Committee